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SEC Mail Processing Section
AUG 23 2017
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67865

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/16 (MM/DD/YYY) AND ENDING 06/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HUNTWICKE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.

6 PARK STREET
(No. and Street)

TOPSFIELD	MA	01983
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN WOODLAND — 978-887-5981
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.
(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

AKB

OATH OR AFFIRMATION

I, BRIAN WOODLAND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HUNTWICKE SECURITIES, LLC, as of JUNE 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JESSICA L. PERKINS
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
May 11, 2023

8/22/17

Signature

President

Title

8/22/17

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUNTWICKE SECURITIES LLC

FINANCIAL STATEMENTS

JUNE 30, 2017

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Members
of Huntwicke Securities LLC

We have audited the accompanying statement of financial condition of Huntwicke Securities LLC as of June 30, 2017, and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Huntwicke Securities LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Huntwicke Securities LLC as of June 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of aggregate indebtedness and net capital pursuant to Rule 15c3-1, and the computation for determination of reserve and information relating to possession or control requirements for broker/dealers under rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Huntwicke Securities LLC's financial statements. The supplemental information is the responsibility of Huntwicke Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion of the supplemental information, we evaluated whether the supplemental information, including its form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of aggregate indebtedness and net capital pursuant to Rule 15c3-1, and the computation for determination of reserve and information relating to possession or control requirements for broker/dealers under rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Larry Liberfarb, P.C.

Norwood, Massachusetts
August 7, 2017

HUNTWICKE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

June 30, 2017

ASSETS

Cash	$ 693,329
Receivable from others	35,000
Furniture and equipment, at cost, less accumulated depreciation of $8,725	0
Other assets	7,614
	$ 735,943

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable, accrued expenses and other liabilities	$ 31,550
Commissions payable	374,582
	406,132
Members' Equity	
Members' capital	329,811
	$ 735,943

The accompanying notes are an integral part of these financial statements.

HUNTWICKE SECURITIES LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED June 30, 2017

Revenues:	
Commissions	$ 4,109
Private placement revenue	1,508,672
Introduction fee revenue	2,524,197
	4,036,978
Expenses:	
Commission expense	3,632,263
Communications and data processing	7,134
Occupancy	22,431
Professional fees	47,730
Salaries and payroll taxes	9,043
Other expenses	20,792
	3,739,393
Net income	$ 297,585

The accompanying notes are an integral part of these financial statements.

HUNTWICKE SECURITIES LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED June 30, 2017

Balance at beginning of the year	$ 282,226
Net income	297,585
Distributions	(250,000)
Balance at end of the year	$ 329,811

The accompanying notes are an integral part of these financial statements.

HUNTWICKE SECURITIES LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED June 30, 2017

Cash flows from operating activities:	
Net income	$ 297,585
Adjustments to reconcile net income to net cash from operating activities:	
Depreciation	0
Decrease (increase) in operating assets:	
Decrease in receivable from broker-dealers and clearing organizations	3,799
Decrease in receivable from others	46,750
Decrease in other assets	620
(Decrease) increase in operating liabilities:	
Increase in accounts payable, and accrued expenses	19,440
Increase in commissions payable	127,389
Net cash from operating activities	495,583
Cash flows from investing activities:	
None	-
Cash flows from financing activities:	
Capital withdrawals	(250,000)
Increase in cash	245,583
Cash at beginning of the year	447,746
Cash at end of the year	$ 693,329

Supplemental cash flow disclosures:	
Interest payments	$ 0
Income tax payments	$ 0

The accompanying notes are an integral part of these financial statements.

HUNTWICKE SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2017

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc.(FINRA).

Securities Transactions

Customers' securities transactions are recorded on a settlement date basis. The related commission income and expenses are also recorded on the settlement date basis.

Private Placement Transactions

Customers' private placement transactions are recorded on the date escrow is closed. The related commission income and expenses are also recorded on the escrow date.

Introduction Fee Transactions

Introduction fees are earned from introducing institutions to each other to commence a lease transaction. These transactions are conducted between the two introduced parties and the broker-dealer has further role after introduction. These transactions are booked on a cash basis as the broker-dealer never knows if or when a transaction might close. Commission expense is accrued on the date the income is booked.

Furniture and Equipment

Furniture and equipment are recorded at cost. The cost of maintenance and repairs is charged to operations as incurred. Major improvements to furniture and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Income Taxes

The Company does not record a provision for income taxes because the members report their share of the LLC's income or loss on their income tax returns. The financial statements reflect the LLC's transactions without adjustment, if any, required for income tax purposes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Advertising

The Company expenses advertising and promotion costs as incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from these estimates.

NOTE 2 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2017 the Company had net capital of $314,197 which was $287,122 in excess of its required net capital of $27,075. The Company's net capital ratio was 1.293 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company had an expense sharing agreement with a related party, Phalanx Partners, LLC until December 31, 2016. The Company reimbursed the related party for those expenses. For the fiscal year these expenses totaled $17,965. At June 30, 2017, the Company owed this entity $0.

As of January 1, 2017 the Company has an expense sharing agreement with related parties Huntwicke Capital Group and Huntwicke Financial, Inc. The Company reimbursed the related parties for those expenses. For the fiscal year these expenses totaled $10,181 and $9,019 respectively. At June 30, 2017, the Company owed these entities $10,181 and $9,019.

The Company rented office space (included in the expense sharing agreement) from a partnership, Butler Cabin, LLC, partially owned by the managing member as a tenant at will.

The Company paid the related parties $21,000 for rent for the year ending June 30, 2017.

Since these entities are under common control, operating results or financial position of the Company could differ significantly from those that would have been obtained if the entities were autonomous.

NOTE 4 - RECEIVABLE FROM OTHERS

Receivables from others at June 30, 2017 consist of the following:

Fees and concessions receivable	$35,000

NOTE 5 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties include the general public. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

HUNTWICKE SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS, CONTINUED

JUNE 30, 2017

NOTE 6 - FURNITURE AND EQUIPMENT

At June 30, 2017 major classes of furniture and equipment consisted of the following:

Computer equipment	$ 4,648
Furniture and fixtures	4,077
	8,725
Less: Accumulated depreciation	8,725
	$ 0

Depreciation expense for fiscal year 2017 was $0.

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 7, 2017, the date on which the financial statements were available to be issued.

HUNTWICKE SECURITIES LLC

SUPPLEMENTARY SCHEDULES

JUNE 30, 2017

SCHEDULE I

HUNTWICKE SECURITIES LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

June 30, 2017

Aggregate Indebtedness:		
Accounts payable and accrued expenses	$ 406,132	
	$ 406,132	
Net Capital:		
Members' capital		$ 329,811
Adjustments to net capital:		
Commission Receivable		(35,000)
Commission Receivable -offset		27,000
Other assets		(7,614)
Net Capital, as defined		$ 314,197
AI Requirement		27,075
Minimum Requirement		5,000
Net capital requirement		27,075
Net capital in excess of requirement		$ 287,122
Ratio of aggregate indebtedness to net capital		1.293 to 1

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part IIA (unaudited) Focus Report	$ 314,197
Net audit adjustments	-
Increase in non-allowables and haircuts	-
Net capital per above	$ 314,197

See Report of Independent Registered Public Accounting Firm.

SCHEDULE II

HUNTWICKE SECURITIES LLC

COMPUTATION FOR DETERMINATION OF RESERVE AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2017

Huntwicke Securities LLC is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Review Report of Independent Registered Public Accounting Firm

To the Members
of Huntwicke Securities LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Huntwicke Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Huntwicke Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Huntwicke Securities LLC stated that Huntwicke Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Huntwicke Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Huntwicke Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.


Larry Liberfarb, P.C.

Norwood, Massachusetts
August 7, 2017

Huntwicke
SECURITIES

Assertions Regarding Exemption Provisions

We, as members of management of Huntwicke Securities LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period July 1, 2016 to June 30, 2017

Huntwicke Securities LLC

By:



Brian Woodland, President Date 8/3/17

6 Park St Topsfield, MA 01983
(978)887-5981